UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Homes Group, Inc.
(Name of Issuer)
Class A Common Shares, par value $0.0001 per share
(Title of Class of Securities)
91060H108
(CUSIP Number)
Conversant Capital LLC
25 Deforest Ave.,
Summit, New Jersey 07901
Attention: Paul H. Dumaine
 (908) 466-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8539
January 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
The Conversant Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,191,857(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,191,857(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,191,857(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 656,684 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,382,282 outstanding shares of Class A Common Stock as provided under the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, filed by the Issuer with the Securities and Exchange Commission on January 29, 2024, plus (ii)  656,684 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,191,857(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,191,857(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,191,857(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 656,684 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,382,282 outstanding shares of Class A Common Stock as provided under the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, filed by the Issuer with the Securities and Exchange Commission on January 29, 2024, plus (ii) 656,684 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,191,857(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,191,857(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,191,857(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 656,684 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,382,282 outstanding shares of Class A Common Stock as provided under the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, filed by the Issuer with the Securities and Exchange Commission on January 29, 2024, plus (ii) 656,684 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,191,857(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,191,857(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,191,857(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 535,173 shares of Class A Common Stock and (ii) 656,684 shares of Class A Common Stock issuable upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP.

(2)
The percentage reflected is based on the sum of (i) 11,382,282 outstanding shares of Class A Common Stock as provided under the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, filed by the Issuer with the Securities and Exchange Commission on January 29, 2024, plus (ii) 656,684 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by The Conversant Opportunity Master Fund LP taking into account the Beneficial Ownership Limitation.

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates to is shares of class A common shares, par value $0.0001 per share (“Class A Common Stock”) of United Homes Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 917 Chapin Road, Chapin, South Carolina 29036.

Item 2. Identity and Background.

(a) This Statement is being jointly filed on behalf of each of the following entities (collectively, the “Reporting Entities”):

1.	The Conversant Opportunity Master Fund LP, a Cayman Islands exempted limited partnership (“Opportunity Master Fund”);

2.	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”);

3.	Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital”); and

4.	Michael J. Simanovsky, an individual.

Any disclosures herein with respect to persons other than the Reporting Entities are made on information and belief after making inquiry to the appropriate party. The Reporting Entities are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group

(b) The principal business address for each of the Reporting Entities is 25 Deforest Ave., Summit, NJ 07901.

(c) The principal business of Opportunity Master Fund is investing in securities and providing strategic growth support to the targets of those investments. The principal business of Conversant GP is performing the functions of, and serving as, the sole general partner of Opportunity Master Fund. The principal business of Conversant Capital is performing the functions of, and serving as, investment manager to Opportunity Master Fund. The principal occupation of Mr. Simanovsky is performing the functions of, and serving as, the sole managing member of Conversant GP and Conversant Capital.

(d) - (e) During the last five years, none of the Reporting Entities has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information reported in Item 6 of each cover page is incorporated by reference into this Item 2(f).

Item 3. Source and Amount of Funds or Other Consideration.

Shares Acquired as Conversion of Convertible Notes. As reported herein, the Reporting Entities’ beneficial ownership includes 3,500,000 shares of Class A Common Stock that Opportunity Master Fund has the right to acquire by electing to convert that certain Senior Convertible Promissory Note (the “Note”) made in favor of Opportunity Master Fund by the Issuer on March 30, 2023 for the principal amount of $35,000,000 in connection with the Note Purchase (as defined below).

The Note (or any portion of the Note) is convertible at Opportunity Master Fund’s option into shares of Class A Common Stock, at any time after the first anniversary of the closing date of the Note Purchase until the maturity date of the Note, at a per share price equal to 80% of the value weighted average trading price per share of Class A Common Stock during the 30 consecutive days prior to the first anniversary of the closing date of the Note Purchase (such thirty-day period, the “Measurement Period”), subject to a floor price of $5 and a maximum price of $10 per share. The conversion price is subject to customary adjustments for certain corporate events as provided in the Note. If any such event occurs, the number of shares of Class A Common Stock issuable upon conversion may be higher than implied by the initial conversion price. Pursuant to Rule 13d-5, on January 30, 2024—the date sixty days before the Note will become convertible pursuant to its terms—the Reporting Entities were deemed to acquire beneficial ownership of 3,500,000 shares of Class A Common Stock, which is the minimum number of shares that Opportunity Master Fund will then be entitled to acquire by electing to convert the Note, provided that, pursuant to the terms of the Note, the Reporting Entities may not exercise the conversion for a number of shares of Class A Common Stock that would result in their aggregate beneficial ownership of Class A Common Stock exceeding 9.9% of the Class A Common Stock then outstanding (the “Beneficial Ownership Limitation”).

Shares Acquired as Consideration for the Purchase of Convertible Notes. The Reporting Entities beneficially own 535,173 shares of Class A Common Stock that were acquired by Opportunity Master Fund on March 30, 2023 pursuant to that certain Share Subscription Agreement (the “Subscription Agreement”), dated March 30, 2023, made by and between the Issuer and Opportunity Master Fund in connection to the PIPE Investment.

The Note and the Subscription Agreement were entered into by Opportunity Master Fund and the Issuer in connection with that certain Convertible Note Purchase Agreement, dated March 21, 2023 (the “Note Purchase Agreement”), by and among DiamondHead Holdings Corp. (and after the consummation of the Business Combination as described below, the Issuer), Great Southern Homes, Inc. (“GSH”), and a group of investors (which includes Opportunity Master Fund) party thereto (the “Investors”). Pursuant to and at the closing of the transactions contemplated by the Note Purchase Agreement, (i) the Investors purchased from the Issuer an aggregate of $80,000,000 in original principal amount of convertible promissory notes (the “Note Purchase”) and (ii) pursuant to the terms of certain share subscription agreements entered into between each Investor and the Issuer, the Investors received, as consideration for the purchase of such convertible notes under the Note Purchase Agreement, an aggregate of 744,588 share of Class A Common Stock in a private placement PIPE investment (the “PIPE Investment”).

The obligation to consummate the transactions contemplated by the Note Purchase Agreement was conditioned, among other, upon the concurrent closing and consummation of the transactions under a certain Business Combination Agreement (the “Business Combination Agreement”), dated September 10, 2022, by and among DiamondHead Holdings Corp. (and after the consummation of the Business Combination, the Issuer), Hestia Merger Sub, Inc. (“Merger Sub”) and GSH. Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into GSH (the “Business Combination”), with GSH surviving the merger as a wholly owned subsidiary of the Issuer.

Opportunity Master Fund satisfied its funding obligations to the Issuer arising under the Note Purchase using $35,000,000 in existing investment capital.

Item 4. Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Robert Grove, a Conversant Capital Principal, is a director of the Issuer and will in the ordinary course of business participate in discussions, including with other members of the Issuer’s board of directors, management, and other Issuer investors, regarding the Issuer’s business, including its operations, prospects, capitalization and corporate governance. As appropriate, Mr. Grove may involve other Conversant Capital personnel in such discussions. Except as set forth herein and to the extent that the Reporting Entities may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Entities do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Entities reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Entities may deem advisable. The Reporting Entities reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Entities to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) The aggregate percentage of the shares of Class A Common Stock reported as beneficially owned by the Reporting Entities is based upon the sum of (i) 11,382,282 outstanding shares of Class A Common Stock of the Issuer issued and outstanding as of January 29, 2024, as set forth in the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, filed by the Issuer with the Securities and Exchange Commission on January 29, 2024 and (ii) 656,684 shares of Class A Common Stock issuable in the aggregate upon conversion of the convertible note held by Opportunity Master Fund taking into account the Beneficial Ownership Limitation. As of the filing date of this Schedule 13D (the “Filing Date”), the Reporting Entities beneficially own 1,191,857 shares of Class A Common Stock, representing approximately 9.9% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(b) Conversant GP is the general partner of Opportunity Master Fund and Conversant Capital is the investment manager to Opportunity Master Fund. Mr. Simanovsky is the managing member of Conversant Capital and Conversant GP. By virtue of these relationships, each of Mr. Simanovsky, Conversant Capital and Conversant GP may be deemed a beneficial owner of the securities held by Opportunity Master Fund and have been included as reporting person in this Schedule 13D. The inclusion of Mr. Simanovsky, Conversant Capital and Conversant GP, however, shall not be construed as an admission that any of them is, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, a beneficial owner of the securities held by Opportunity Master Fund. As of the Filing Date, Opportunity Master Fund directly holds 535,173 shares of Class A Common Stock and the Note representing the right to acquire 656,684 shares of Class A Common Stock within sixty days (taking into account the Beneficial Ownership Limitation), together constituting approximately 9.9% of the issued and outstanding shares of Class A Common Stock. By virtue of the relationship among the Reporting Entities as described in this Section 5, each such Reporting Entity may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 1,191,857 shares of Class A Common Stock reported on this Schedule 13D.

(c) Except as otherwise set forth in this Statement, none of the Reporting Entities has effected any transactions in the Class A Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights. Pursuant to the Note Purchase Agreement, Opportunity Master Fund, as well as the other Investors party thereto, have certain customary registration rights with respect to the shares of Class A Common Stock acquired as a result of the conversion of the convertible notes issued under the Note Purchase Agreement, subject to cut-back provisions and other terms and conditions of the Note Purchase Agreement.

Consent Rights. Pursuant to the Note Purchase Agreement and the Subscription Agreement, Opportunity Master Fund has consent rights in relation to certain actions by the Issuer. Specifically, under the Note Purchase Agreement, Opportunity Master Fund’s consent rights should be considered jointly with the other Investors’ consent rights and prior written consent for any matters provided therein shall be required of Investors holding at least 75% of the convertible notes outstanding at the applicable time. The consent rights under the Note Purchase Agreement are subject to the Investors, together with their affiliates and permitted transferees, holding shares of Class A Common Stock comprising at least 5% of the Issuer’s outstanding Class A Common Stock on an as-converted basis.

Preemptive Rights. Pursuant to the Note Purchase Agreement and the Subscription Agreement, for so long as any convertible notes remain outstanding, Opportunity Master Fund, together with each of the other Investors, shall have certain preemptive rights with respect to any issuance of any equity securities of the Issuer or any subsidiary of the Issuer that are issued after the closing of the Note Purchase Agreement, subject to certain exceptions.

Lock-up. Pursuant to the Subscription Agreement, subject to certain exceptions contained therein, the 535,173 shares of Class A Common Stock held by Opportunity Master Fund are subject to resale and transfer restrictions for a period of one year from the closing of the Note Purchase Agreement.

Board Appointment Rights. Pursuant the Subscription Agreement, Opportunity Master Fund has the right to designate one member of the board of directors of the Issuer as long as 50% of the original principal amount of the convertible notes is outstanding and has not been converted or cash settled. For so long as Opportunity Master Fund is entitled to designate a member of the board, the Issuer will not, without the prior written approval of Opportunity Master Fund’s designee to the board, increase the size of the board of the Issuer in excess of eleven members or reduce the size of the board to fewer than eleven members or to a size that would require the resignation of Opportunity Master Fund’s designee. Opportunity Master Fund’s initial nominee, Robert Grove, was appointed to the board of directors of the Issuer as a Class III director at the closing of the Note Purchase Agreement.

The foregoing descriptions of the arrangements under the Note Purchase Agreement and the Subscription Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are attached to the Note Purchase Agreement that is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement among the Reporting Entities, dated as of February 1, 2024.

99.2	Convertible Promissory Note Purchase Agreement, dated as of March 21, 2023 (incorporated by reference herein to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023).

99.3	Share Subscription Agreement made by and between the Issuer and Opportunity Master Fund dated March 30, 2023.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2024

THE CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC /s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	Authorized Signatory

CONVERSANT GP HOLDINGS LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

MICHAEL J. SIMANOVSKY
By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	Attorney-in-fact for Michael J. Simanovsky